DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279

June 18, 2010
VIA ELECTRONIC TRANSMISSION (EDGAR)
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	DTE Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2010
File No. 001-11607
Dear Mr. Owings:
Set forth below are the responses of DTE Energy Company to the comments of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated May 25, 2010 (the “Comment Letter”). References in this letter to “DTE,” “we,” “us,” “our,” or the “Company” mean DTE Energy Company and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2009.
For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response. Where we have provided sample disclosure language for future filings, the text is marked to show changes from the language in our 2009 Form 10-K and 2010 Proxy Statement, as applicable.

June 18, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Utility Operations, page 31
Impact of National and Regional Economic Conditions, page 32
1.	We note your statements in the second paragraph on page 32 that Detroit Edison experienced decreases in sales predominantly in the industrial class, and that MichCon’s revenues were lower primarily due to lower natural gas costs and customer conservation. Please expand your disclosure here, and elsewhere as appropriate, to address why these changes occurred, and whether you believe they are trends that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For guidance please refer to Instruction 4 to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

2.	Please expand your disclosure in the second paragraph on page 32 to describe the regulatory mechanisms you expect to utilize that “will decouple [your] revenue levels from sales volumes.” We note that you make a similar reference to the “revenue decoupling mechanism” on page 39.
Response (#1 and #2):
In future filings, beginning with the 2010 Second Quarter Form 10-Q, we will update our disclosure on page 32 as follows. Further revisions will be made as needed to reflect actual results, new events and changes in trends as they occur.
During ~~2009~~ 2010, Detroit Edison has continued to experience~~d~~ decreases in sales, predominantly in the industrial class, and to a lesser extent in the residential and commercial classes, partially offset by higher interconnection sales. The sales reductions are a result of lower demand from customers in the automotive and steel industries and their related suppliers and other ancillary businesses, due primarily to reduced production levels in response to the continuing negative regional and national economic conditions. MichCon’s revenues were lower due primarily to lower natural gas costs and customer conservation. MichCon’s revenues include a component for the cost of natural gas sold that is recoverable through the Gas Cost Recovery (GCR) mechanism. As the cost of natural gas increases or decreases, the corresponding revenues collected under the GCR mechanism are also higher or lower. MichCon has also experienced lower revenues resulting from reduced natural gas usage by customers due to economic conditions in its service territory and an increased emphasis on conservation of energy usage. We expect to minimize the impacts of declines in average customer usage through regulatory mechanisms which will decouple our revenue levels from sales volumes. The January 2010 MPSC order in Detroit Edison’s 2009 rate case provided for, among other items, the implementation of a pilot electric Revenue Decoupling Mechanism (RDM). The electric RDM enables Detroit Edison to recover or refund the change in revenue resulting from the difference between actual average sales per

June 18, 2010

customer compared to the base level of average sales per customer established in the MPSC order. The June 2010 MPSC order in MichCon’s 2009 rate case provided for, among other items, the implementation of a pilot gas RDM. The gas RDM enables MichCon to recover or refund the change in distribution revenue resulting from the difference in weather-adjusted average sales per customer by rate schedule compared to the base average sales per customer by rate schedule established in the MPSC order. The RDMs for Detroit Edison and MichCon address changes in customer usage due to general economic conditions and conservation, but do not shield the utilities from the impacts of lost customers. In addition, the pilot electric RDM shields Detroit Edison from the impact of weather on customer usage. The pilot gas RDM does not shield MichCon from the impact of weather on customer usage. We ~~expect to be~~ have been impacted by ~~the challenges in the domestic automotive and steel industries and~~ the timing and level of recovery in the national and regional economies. ~~Direct and indirect effects of further automotive and other industrial plant closures could have a significant impact on the results of Detroit Edison.~~ As discussed further below, deteriorating economic conditions impact our ability to collect amounts due from our electric and gas customers and drive increased thefts of electricity and natural gas. In the face of these economic conditions, we are continuing our efforts to identify opportunities to improve cash flow through working capital initiatives and maintaining flexibility in the timing and extent of our long-term capital projects. We are actively managing our cash, capital expenditures, cost structure and liquidity to maintain our financial strength. See the Capital Resources and Liquidity section in this Management’s Discussion and Analysis for further discussion of our liquidity outlook.
*   *   *   *   *
Other references to the revenue decoupling mechanisms will be similarly revised or cross-referenced to this revised disclosure.
Item 8. Financial Statements and Supplementary Data, page 63
Controls and Procedures, page 64
3.	You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Please revise to clarify, if true, that these officers also concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

June 18, 2010

Response:
In future filings, beginning with the 2010 Second Quarter Form 10-Q, the Company will revise our disclosure as follows:
Controls and Procedures
(a) Evaluation of disclosure controls and procedures
Management of the Company carried out an evaluation, under the supervision and with the participation of DTE Energy’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of ~~December 31, 2009~~ Xxxxxxx xx, 20xx, which is the end of the period covered by this report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms~~. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act~~ and (ii) is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Due to the inherent limitations in the effectiveness of any disclosure controls and procedures, management cannot provide absolute assurance that the objectives of its disclosure controls and procedures will be attained.
Definitive Proxy Statement on Schedule 14A Filed March 29, 2010
Corporate Governance, page 7
4.	Please expand your disclosure on page 7, or elsewhere as appropriate, to address whether, and if so how, your Corporate Governance Committee considers diversity in identifying nominees for director. We note your statement in the fourth paragraph on page 7 that diversity is a factor in Board nominee selection, but you do not address how this factor is considered. Refer to Item 407(c)(2)(vi) of Regulation S-K.
Response:
The Committee believes that it is desirable for Board members to possess diverse characteristics of experience, gender, race, ethnicity, and age, and proactively considers such factors in the Committee’s evaluation of candidates for Board membership.
In future filings, beginning with the 2011 Proxy Statement, we will revise our discussion regarding the consideration of diversity in the selection of Directors as follows:

June 18, 2010

Under the Governance Guidelines, the Corporate Governance Committee periodically assesses the skills, characteristics and composition of the Board, along with the need for expertise and other relevant factors as it deems appropriate. In light of these assessments, and in light of the standards set forth in the Governance Guidelines, the Corporate Governance Committee may seek candidates with specific qualifications and candidates who satisfy other requirements set by the Board. We believe our Board should be comprised of directors who have had high-level executive experience, have been directors on other boards, ~~high-level executive experience,~~ and have been tested through economic downturns and crises~~, and have a variety of experience and backgrounds~~. ~~Diversity, i~~Industry experience, ~~and~~ regional relationships, and broad diversity of experience and backgrounds are also factors in Board nominee selection. While we do not have a formal policy relative to diversity in identifying director nominees, we believe that it is desirable for Board members to possess diverse characteristics of gender, race, ethnicity, and age, and we consider such factors in Board evaluation and in the identification of candidates for Board membership. We believe this type of composition enables the Board to oversee the management of the business and affairs of the Company effectively. Information about the skills, experiences and qualifications of our directors is included in their biographies beginning on page xx ~~22~~.
Certain Relationships and Related Transactions, page 20
5.	We note your discussion on page 20 that you have policies in place to address related-party transactions, and that employees, officers and directors are obligated to report conflicts or potential conflicts of interest. However, you do not describe the standards to be applied in the review, approval or ratification of related party transactions. Please revise. Refer to Item 404(b) of Regulation S-K.
Response:
In future filings, beginning with the 2011 Proxy Statement, we will revise the first paragraph under the heading “Certain Relationships and Related Transactions” as follows:
Related-person transactions have the potential to create actual or perceived conflicts of interest. The Company has policies in place to address related-party transactions. In addition, our Corporate Governance Committee and Audit Committee review potential dealings or transactions with related-parties. In conducting such reviews, the Committees consider various factors as they deem appropriate, which may include (i) the identity of the related party and his or her relationship to the Company, (ii) the nature and size of the transaction, including whether it involves the provision of goods or services to the Company that are available from unrelated third parties and whether the transaction is on terms that are comparable to the terms available from unrelated third parties, (iii) the nature and size of the related party’s interest in the transaction, (iv) the benefits to the Company of the transaction, and (v) whether the transaction could involve an actual or apparent conflict of interest with the Company.
In general, employees and directors may not be involved in a business transaction where there is a conflict of interest with the Company. The DTE Energy Way requires non-officer employees to report conflicts of interest or potential conflicts of interest to their respective superiors; the Officer Code of Conduct and Ethics requires officers to report conflicts of interest or potential conflicts of interest to the Company’s General Counsel or to the Company’s Board of Directors; and the Board of

June 18, 2010

Directors Code of Business Conduct and Ethics requires directors to disclose conflicts of interest or potential conflicts of interest to the Company’s Corporate Governance Committee or the Chairman of the Board. For directors and officers, any waivers of the Company’s conflict of interest policy must be approved by the Board or a Board committee, as required under the Officer Code of Conduct and Ethics or Board of Directors Code of Business Conduct and Ethics, and disclosed to shareholders.
Executive Compensation, page 44
Annual and Long-Tem Incentive Plans, page 47
6.	We note that you did not disclose all of the targets upon which you base your NEO’s payout under your annual incentive plan and you disclosed none of the targets, or “minimum levels of performance”, under your long-term incentive plan. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 available on our website.
Response:
In future filings, beginning with the 2011 Proxy Statement, the Company will further expand its disclosure in the Compensation Discussion and Analysis to detail the goals and final results for all the performance measures which are included in the calculation of the Named Executive Officers’ incentive payments, unless the Company believes that the performance targets are not material or that disclosure of incentive plan goals will cause competitive harm, in which case the Company will provide to the SEC on a supplemental basis a detailed explanation for its conclusion if required. The following is illustrative of the type of disclosure the Company will include in future filings (using the approved 2009 performance measures and results by way of example):
     a. Annual Incentive Plan —
*   *   *   *   *
For 2009, the performance objectives ~~(~~and the related weightings~~)~~, thresholds, targets, maximums and results for calculating the Named Executive Officers’ pre-adjusted awards were as follows:

June 18, 2010

For Messrs. Earley, Meador, Anderson and Peterson:

							Weighted
						Payout	Average
Measures	Weight	Threshold	Target	Maximum	Result	%	Payout %
DTE Energy Adjusted EPS ~~Operating Earnings Per Share~~	30%	$2.60	$2.90	$3.20	$3.30	175.0%	52.5%
DTE Energy Adjusted Cash Flow ($ millions)	30%	$250	$400	$550	$980	175.0%	52.5%
Customer Satisfaction Percentile Ranking — Residential	~~10~~6.7%	45	52	60	39	0.0%	0.0%
Customer Satisfaction Percentile Ranking — Business	3.3%	60	65	70	70	175.0%	5.8%
MPSC Complaints — Non- Revenue Management & Protection	~~10~~6.7%	1,970	1,820	1,670	1,566	175.0%	11.7%
MPSC Complaints — Revenue Management & Protection	3.3%	2,715	2,515	2,315	2,128	175.0%	5.8%
Safety	10%	1.5	1.1	0.8	1.38	47.5%	4.8%
Diversity Hiring — Minority	5%	15.3%	17.0%	18.7%	25.0%	175.0%	8.8%
Diversity Hiring — Female	5%	25.8%	28.7%	31.6%	33.8%	175.0%	8.8%
Total	100%						150.7%
The measures in the above table are defined below:
DTE Energy Adjusted EPS — DTE Energy Net Income after adjustments for certain non-operating items divided by average shares outstanding.
DTE Energy Adjusted Cash Flow — DTE Energy Net cash from operating activities adjusted by utility capital expenditures, asset sale proceeds and other items.
Customer Satisfaction Percentile Ranking — The ranking of residential and business customer satisfaction as compared to 22 peer utilities.
MPSC Complaints — Number of complaints received by the Michigan Public Service Commission (MPSC) in the calendar year for all business units across DTE Energy. Revenue Management and Protection complaints relate to customer collections, payments, service disconnections and similar matters. Non-Revenue Management and Protection complaints are all others.
Safety — Number of Occupational Safety and Health Administration (OSHA) defined recordable injuries in the calendar year per 100 employees (working an average of 2,000 hours per year, per employee) divided by the actual number of hours worked.
Diversity Hiring — The percentage of minority and women non-represented placements (new hires and promotions).
~~The DTE Energy operating EPS target was $2.90, and the actual result for 2009 was $3.30 resulting in a payout of 175% of the target amount for that objective. The DTE Energy cash flow~~

June 18, 2010

~~target was $400 million, and the actual result as defined for 2009 was $980 million, resulting in a payout of 175% of the target amount for that objective.~~
~~For 2009, the performance targets for MPSC complaints, diversity hiring — minority and diversity hiring — female were met or exceeded. Actual results for the customer satisfaction rating percentile ranking and safety measures were below target but exceeded threshold.~~ The aggregate weighted payment percentage for Messrs. Meador and Peterson’s pre-adjusted calculated award was 150.7%. Due to two work-related fatalities during 2009, the O&C Committee decided that Messrs. Earley and Anderson should not receive any credit for the safety measure. Other corporate executives and leaders received a similar adjustment. Messrs. Earley and Anderson’s pre-adjusted calculated award was adjusted down to 145.9%.
For Mr. Kurmas:

							Weighted
						Payout	Average
Measures	Weight	Threshold	Target	Maximum	Result	%	Payout %
DTE Energy Adjusted EPS ~~Operating Earnings Per Share~~	10%	$2.60	$2.90	$3.20	$3.30	175.0%	17.5%
Detroit Edison Adjusted ~~Operating~~ Net Income ($ millions)	20%	$335	$375	$415	$380	109.4%	21.9%
Detroit Edison Adjusted Cash Flow ($ millions)	20%	$190	$260	$330	$401	175.0%	35.0%
Customer Satisfaction Percentile Ranking — Residential	~~15~~10%	45	52	60	39	0.0%	0.0%
Customer Satisfaction Percentile Ranking — Business	5%	60	65	70	70	175.0%	8.8%
MPSC Complaints — Non- Revenue Management & Protection	~~15~~10%	1,970	1,820	1,670	1,566	175.0%	17.5%
MPSC Complaints — Revenue Management & Protection	5%	2,715	2,515	2,315	2,128	175.0%	8.8%
Safety	10%	1.9	1.5	1.0	1.6	79.4%	7.9%
Diversity Hiring — Minority	5%	16.7%	18.6%	20.4%	23.4%	175.0%	8.8%
Diversity Hiring — Female	5%	15.1%	16.8%	18.5%	26.5%	175.0%	8.8%
Total	100%						135.0%
The measures in the above table are defined below:
DTE Energy Adjusted EPS — DTE Energy Net Income after adjustments for certain non-operating items divided by average shares outstanding.
Detroit Edison Adjusted Net Income — Detroit Edison Net Income after adjustments for certain non-operating items.
Detroit Edison Adjusted Cash Flow — Detroit Edison Net cash from operating activities adjusted by Detroit Edison capital expenditures and other items.

June 18, 2010

Customer Satisfaction Percentile Ranking — The ranking of residential and business customer satisfaction as compared to 22 peer utilities.
MPSC Complaints — Number of complaints submitted to the MPSC in the calendar year for all business units across DTE Energy. Revenue Management and Protection complaints relate to customer collections, payments, service disconnections and similar matters. Non-Revenue Management and Protection complaints are all others.
Safety — Number of OSHA defined recordable injuries in the calendar year per 100 employees (working an average of 2,000 hours per year, per employee) divided by the actual number of hours worked for Detroit Edison.
Diversity Hiring — The percentage of minority and women non-represented placements at Detroit Edison (new hires and promotions).
~~As stated above, the DTE Energy operating EPS target of $2.90 was met, resulting in a payout of 175% of the target amount for that objective. The Detroit Edison operating net income target was $375 million, and the actual result for 2009 for incentive purposes was $380 million resulting in a payout of 109.4% of the target amount for that objective. The Detroit Edison cash flow target was $260 million, and the actual result as defined for 2009 was $401 million, resulting in a payout of 175% of the target for that objective.~~
~~For 2009, the performance targets for MPSC complaints, diversity hiring — minority and diversity hiring — female, were met or exceeded. Actual results for the customer satisfaction percentile ranking and safety measures were below target but exceeded threshold.~~ Due to a work-related fatality at Detroit Edison during 2009, the O&C Committee decided that Mr. Kurmas should not receive any credit for the safety measure. Other Detroit Edison executives and leaders received a similar adjustment. The aggregate weighted payment percentage for the pre-adjusted calculated award for Mr. Kurmas, after adjusting for the safety measure, was 127.1%.
*   *   *   *   *
b. Long-Term Incentive Plan —
*   *   *   *   *
     The payout amount was based upon the following performance measures (and related weighting):

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Long-Term Incentive Plan (2009 Payout of Awards Granted in 2006)

							Weighted
						Payout	Average
Measures	Weight	Threshold	Target	Maximum	Result	%	Payout %
Total Shareholder Return: DTE vs. Peer Group ~~(as defined below)~~	70%	25th percentile	50th percentile	75th percentile	34th percentile	68.0%	47.6%
Balance Sheet ~~Health~~ Coverage Ratio (FFO/Debt)	15%	20%	23%	26%	22.6%	93.3%	14.0%
Employee Engagement	15%	30th percentile	50th percentile	75th percentile	45.3 percentile	88.3%	13.2%
Total	100%						74.8%
The measures in the above table are defined below:
Total Shareholder Return — Total shareholder return compared to 22 peer group companies (as defined below) based on the average share prices for the month of December.
Balance Sheet Coverage Ratio — Funds from operations divided by debt (less certain exclusions).
Employee Engagement — Three-year average employee satisfaction survey results ranked within the utility sector.
*   *   *   *   *
The amounts paid under the plans will continue to be disclosed and properly footnoted in the Summary Compensation Table.
* * * * *
In connection with this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 18, 2010

We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments regarding this letter or our 2009 Form 10-K or 2010 Proxy Statement, please contact me at (313) 235-7134.

Very truly yours,
/s/ Peter B. Oleksiak
Peter B. Oleksiak
Vice President and Controller and Chief Accounting Officer